Prospectus Supplement Filed pursuant to Rule 424(b)(3)
Registration No. 333-135325

PROSPECTUS SUPPLEMENT NO. 7
DATED MAY 15, 2007
(To Prospectus Dated October 23, 2006)

UNITED FUEL & ENERGY CORPORATION

18,297,127 Shares of Common Stock

This prospectus supplement supplements information contained in, and should be read in conjunction with, that certain Prospectus, dated October 23, 2006, of United Fuel & Energy Corporation. This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the original Prospectus. The Prospectus relates to the public sale, from time to time, of up to 18,297,127 shares of our common stock by the selling shareholders identified in the Prospectus.

This prospectus supplement includes the attached Form 8-K/A, as filed by us with the Securities and Exchange Commission on May 15, 2007.

We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this Prospectus Supplement (or the original Prospectus dated October 23, 2006, as previously supplemented) is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 15, 2007.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K/A
(AMENDMENT NO. 1)

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) May 15, 2007

UNITED FUEL & ENERGY CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Nevada
(State or Other Jurisdiction of Incorporation)

333-68008	91-2037688
(Commission File Number)	(IRS Employer Identification No.)

405 N. Marienfeld, 3rd Floor, Midland, Texas	79701
(Address of Principal Executive Offices)	(Zip Code)

(432) 571-8000
(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EXPLANATORY NOTE:

This Form 8-K/A, Amendment No. 1, dated May 15, 2007 relates to the transaction which was closed on May 1, 2007, pursuant to which our wholly-owned subsidiary, United Fuel & Energy Corporation, a Texas corporation (formerly known as Eddins-Walcher Company), acquired substantially all of the assets used in the fuel and lubricant distribution business of Reamax Oil Company, Inc., pursuant to the terms of the Asset Purchase Agreement we entered into with Reamax, Wayne Transportation, Inc., and their stockholders on February 28, 2007. As permitted, the original Form 8-K omitted certain financial statements of Reamax and Wayne Transportation required by Form 8-K. This amendment is filed to provide the required financial statements of Reamax and Wayne Transportation and the required Pro Forma Financial Statements. This Form 8-K/A, Amendment No. 1, should be read in conjunction with the Form 8-K we filed on May 4, 2007 and the Form 8-K we filed on March 5, 2007, which provide a more complete description of the acquisition of the assets.

Item 9.01	FINANCIAL STATEMENTS AND EXHIBITS.

(a)	Financial Statements of Business Acquired.

Report of Independent Certified Public Accountants

Audited Financial Statements of Reamax Oil Company, Inc.

Combined Balance Sheet as of December 31, 2006
Combined Statement of Income for the year ended December 31, 2006
Combined Statement of Stockholders’ Equity for the year ended December 31, 2006
Combined Statement of Cash Flows for the year ended December 31, 2006
Notes to Combined Financial Statements

(b)	Pro Forma Financial Information.

Pro Forma Unaudited Condensed Balance Sheet as of December 31, 2006
Pro Forma Unaudited Condensed Statement of Income for the year ended December 31, 2006
Notes to Pro Forma Unaudited Condensed Balance Sheet and Statement of Income.

(d)	Exhibits.

The following exhibits are filed or furnished herewith:

Exhibit No.	Description
23.1*	Consent of Independent Registered Public Accounting Firm

Report of Independent Certified Public Accountants

To the Stockholders of
Reamax Oil Company, Inc.

We have audited the accompanying combined balance sheet of Reamax Oil Company, Inc. (the “Company”), as of December 31, 2006, and the related combined statements of income, stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. According, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Reamax Oil Company, Inc., as of December 31, 2006, and the combined results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Johnson Miller & Co. CPA’s PC

Odessa, Texas
May 14, 2007

Reamax Oil Company, Inc.
COMBINED BALANCE SHEET
December 31, 2006

ASSETS

CURRENT ASSETS
Cash	$102,765
Accounts receivable, net of allowance for doubtful accounts	2,156,811
Inventories	137,880
Total current assets	2,397,456

PROPERTY, PLANT AND EQUIPMENT, net	626,144

OTHER ASSETS	6,600

$3,030,200

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES
Revolving line of credit	$300,000
Current maturities of long-term debt	46,974
Accounts payable	1,177,164
Accrued liabilities	60,833
Total current liabilities	1,584,971

OTHER LIABILITIES
Long-term debt, less current maturities	339,705
Total liabilities	1,924,676

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Common stock - no par value, 100,00 shares authorized,
1,000 shares issued and outstanding	750
Paid in capital	74,013
Retained earnings	1,030,761
Total stockholders' equity	1,105,524

$3,030,200

The accompanying notes are an integral part of these financial statements.

Reamax Oil Company, Inc.
COMBINED STATEMENT OF INCOME
Year ended December 31, 2006

Revenues
Sales	$38,076,353
Other	371,971
Total revenues	38,448,324

Cost of sales	34,439,553

Gross profit	4,008,771

Expenses
Operating, general and administrative	2,872,447
Depreciation	83,307
Total expenses	2,955,754

Operating income	1,053,017

Other income (expense)
Interest expense	(19,081)
Interest income	30,774
Total other income (expense)	11,693

Net income	$1,064,710

The accompanying notes are an integral part of these financial statements.

Reamax Oil Company, Inc.
COMBINED STATEMENT OF STOCKHOLDERS' EQUITY

				Total
	Common	Paid-in	Retained	Stockholder's
	Stock	Capital	Earnings	Equity

Balance at December 31, 2005	$750	$74,013	$684,152	$758,915
Net income	-	-	1,064,710	1,064,710
Distributions to shareholders	-	-	(718,101)	(718,101)

Balance at December 31, 2005	$750	$74,013	$1,030,761	$1,105,524

The accompanying notes are an integral part of these financial statements.

Reamax Oil Company, Inc.
COMBINED STATEMENT OF CASH FLOWS
Year ended December 31, 2006

Cash flows from operating activities:
Net income	$1,064,710
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation	83,307
Changes in operating assets and liabilities:
Decrease (increase) in:
Accounts receivable	(479,101)
Inventories	(27,938)
Other assets	(3,100)
Increase (decrease) in:
Accounts payable	5,182
Accrued expenses	1,983
Net cash provided by operating activities	645,043

Cash flows from investing activities:
Capital expenditures	(143,895)
Net cash used in investing activities	(143,895)

Cash flows from financing activities:
Repayments of long-term debt	(40,690)
Net draws/repayments on revolver	300,000
Distributions to shareholders	(718,101)
Net cash used in financing activites	(458,791)

Net increase in cash	42,357

Cash at beginning of year	60,408

Cash at end of year	$102,765

Cash paid during year for interest	$19,081

The accompanying notes are an integral part of these financial statements.

Reamax Oil Company, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

The combined financial statements include Reamax Oil Company, Inc. and its affiliate, Wayne Transportation, Inc., through common ownership (together, the “Company”). The Company markets refined petroleum products which include gasoline, diesel, oils, greases and other lubricants. Products are sold, including credit sales, through bulk plants and unattended self-serve stations (card locks) located in central Arizona. All significant intercompany balances and transactions have been eliminated in combination.

The combined financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. The Company prepares its combined financial statements in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers demand deposits, money market accounts and certificates of deposit purchased with an original maturity date of three months or less to be cash equivalents.

Revenue Recognition

Sales are recorded by the Company upon shipment of products to customers and upon sale of products at Company locations.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is maintained at a level which, in management’s judgment based upon past experience in industry, is adequate to absorb credit losses. The amount of the allowance is based upon management’s continuous evaluation of the collectibility of receivables. For the year ended December 31, 2006, bad debt expense was $257,642, and the balance of allowance for doubtful accounts was zero.

Inventories

Inventories are valued at historical cost, at the lower of cost or market. Inventories consist primarily of fuels and lubricants held for resale. Cost is approximated by using the weighted average method.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. When assets are retired or disposed of, the cost and related accumulated depreciation are removed from the accounts with the resulting gains or losses, if any, reflected in the results of operations. The cost of maintenance and repairs is charged to expense as incurred, whereas significant renewals and betterments are capitalized.

Depreciation of property, plant and equipment is provided using the straight line basis computed over the following estimated useful lives:

Life
Buildings and improvements	10 - 40 years
Automotive fleet	5 - 10 years
Other equipment	5 - 10 years

Impairment of Long-Lived Assets

The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Consequently, the Company reviews its long-lived assets to be held and used whenever events or circumstances indicate that the carrying value of those assets may not be recoverable. An impairment loss is indicated if the sum of the expected future cash flows, on a depreciable unit basis, is less than the carrying amount of such assets. In this circumstance, the Company recognizes an impairment loss for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

The Company accounts for long-lived assets to be disposed of at the lower of their carrying amount or fair value less cost to sell, once management has committed to a plan to dispose of the assets.

Advertising

The Company charges all costs of advertising to expense as incurred.

Income Taxes

The Company is taxed as an S Corporation under the Internal Revenue Code and applicable state statutes. Under an S Corporation election, the income of the corporation flows through to the stockholders to be taxed at the individual level rather than the corporate level. Accordingly, the Company will have no income tax liability as long as the S Corporation election is in effect.

Environmental Costs

The Company is subject to federal, state and local environmental laws and regulations. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed. Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred.

Liabilities for expenditures of a noncapital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated.

Financial Instruments

Management believes the carrying value of the Company’s cash and cash equivalents, receivables, inventories, accounts payable and notes payable approximate fair value due to the short maturity of the instruments. Management believes the carrying value of the Company’s long-term debt approximates fair value because the related borrowing rate approximates the rate the Company would pay for new debt with similar terms.

Recently Issued Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, or FIN No. 48, “Accounting for Uncertainty in Income Taxes-An Interpretation of FASB Statement No. 109,” which is effective for fiscal years beginning after December 15, 2006. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Any transition adjustments will be recorded directly to the beginning balance of retained earnings in the period of adoption and reported as a change in accounting principle in the accompanying financial statements. The Company is currently evaluating the potential impact of the adoption of this interpretation on its consolidated financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157), which establishes a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning January 1, 2008. The Company is currently reviewing the applicability of SFAS No. 157 to its results of operations and financial position.

In September 2006, the SEC staff issued SAB Topic 1N, “Financial Statements - Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements” (SAB No. 108), which addresses how to quantify the effect of an error on the financial statements. SAB No. 108 was effective for fiscal years ended December 31, 2006. The adoption of SAB No. 108 did not have a material impact on the Company’s results of operations or financial position.

NOTE 2 - CONCENTRATION OF CREDIT RISK

Accounts receivable potentially subject the Company to concentrations of credit risk. The risk is limited due to the large number of customers comprising the customer base and their dispersion across agricultural, oilfield and general commercial industries. The Company had no significant concentrations of credit risk apart from customer operations occurring primarily in the geographical region of central Arizona.

The Company maintains its cash balance at one financial institution located in Arizona, which at times may exceed federally insured limits. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 for each account. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2006, property, plant and equipment is as follows:

Equipment	$902,949
Automotive fleet	167,942
Buildings and improvements	167,203
Land	76,537
Property in service	1,314,631
Construction in progress	16,983
1,331,614
Less accumulated depreciation	(705,470)
Property, plant and equipment, net	$626,144

NOTE 4 - DEBT

Long-term debt consists of the following at December 31, 2006:

Note payable to bank	$378,362
Vehicle note	8,317
386,679
Less current maturities	46,974
$339,705

The vehicle note is payable in equal monthly installments of $402, including interest at 7.49% per annum, with the final payment due October 2008. The note is collateralized by a vehicle.

The note payable to bank is payable in equal monthly installments of $5,497, including principal and interest, with a final balloon payment of $285,758 in March 2009. Interest is 6.5% per annum and the note is collateralized by a deed of trust on certain property.

Aggregate maturities of long-term debt, for the years subsequent to December 31, 2006, are as follows:

2007	$46,974
2008	49,715
2009	289,990
Total long-term debt	$386,679

The Company had a revolving line of credit up to $800,000 with interest at Wall Street Journal prime (8.25% at December 31, 2006) plus 1% due October 1, 2007. Terms of the revolver require monthly payments of interest, with any outstanding principal due at maturity. At December 31, 2006, the balance was $300,000. The revolver is collateralized by receivables, equipment, land and buildings, as well as a personal guarantee from the stockholder. The revolver also requires compliance with an annual debt service coverage ratio of 1.25 to 1, as defined, a 1 to 1 current ratio each quarter and a ratio of total unsubordinated liabilities to tangible net worth of no more than 3 to 1.

NOTE 5 - EMPLOYEE BENEFIT PLAN

The Company has an employer sponsored Simple IRA plan (“Plan”) covering employees who meet certain eligibility requirements. The Plan allows employees to defer up to the federal maximum allowable of their wages on a pre-tax basis through contributions to the Plan. The Company matches up to 3% of the wages contributed by participants. The Company made matching contributions of $20,086 in 2006.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company leases transportation equipment through noncancelable operating leases. These lease commitments for the years subsequent to December 31, 2006, are as follows:

2007	$139,104
2008	136,392
2009	108,382
2010	78,366
2011	12,252
Total	$474,496

NOTE 7 - MAJOR CUSTOMERS

For the year ended December 31, 2006, one customer accounted for 12% of the Company’s revenues on a combined basis.

NOTE 8 - SUBSEQUENT EVENTS

Effective May 1, 2007, the Company sold substantially all of its assets for a sales price of $6,580,000, plus accounts receivable and inventory of $2,808,631.

UNITED FUEL & ENERGY CORPORATION
PRO FORMA UNAUDITED CONDENSED BALANCE SHEET
AND STATEMENT OF INCOME

DESCRIPTION:
The unaudited pro forma condensed balance sheet as of December 31, 2006, and pro forma condensed statement of income of United Fuel & Energy Corporation ("United Fuel") for the year ended December 31, 2006, have been prepared to give effect to the acquisition of substantially all of the assets of Reamax Oil Company, Inc. and its affiliate, Wayne Transportation, Inc. ("Reamax"). The acquired assets included accounts receivable, inventory and property, plant and equipment. The acquisition was effective May 1, 2007.

The pro forma condensed statement of income includes the complete operations of Reamax. In addition, pro forma adjustments are presented to reflect depreciation based upon the allocated purchase price of the assets, eliminate Reamax interest expense, issuance of stock for a portion of the purchase price, additional debt and associated interest expense incurred in connection with the acquisition, reflect income tax expense on reported Reamax income not originally recorded because of its Subchapter S status and to reflect income taxes on the pro forma adjustments.

The pro forma condensed balance sheet has been prepared to give effect to the acquisition as if such transaction had taken place on December 31, 2006, and the pro forma condensed statement of income as if such transaction had taken place on January 1, 2006.

PRO FORMA STATEMENTS:
Pro Forma Condensed Balance Sheet as of December 31, 2006 - Unaudited

Pro Forma Condensed Statement of Income for the year ended December 31, 2006 - Unaudited

Notes to Pro Forma Unaudited Condensed Balance Sheet and Statement of Income

United Fuel & Energy Corporation
PRO FORMA CONDENSED BALANCE SHEET - UNAUDITED
December 31, 2006
(In thousands)

			Pro Forma Adjustments
	United	Reamax	(1)	Other		Pro Forma
Current Assets
Cash	$3,951	$103	$(103)			$3,951
Accounts receivable, net of allowance
doubtful accounts	47,025	2,157	(2,157)	2,586	(2)	49,611
Other receivables	1,583	-				1,583
Inventories, net of allowance for slow
moving inventory	11,559	138	(138)	223	(2)	11,782
Prepaid expense	982	-	-			982
Deferred taxes	592	-				592
Total current assets	65,692	2,398	(2,398)	2,809		68,501

Net Property, Plant and Equipment	22,972	626	(626)	1,690	(2)	24,662

Other Assets
Cash value of officers' life insurance	2,744	-				2,744
Goodwill	2,028	-		4,890	(2)	6,918
Debt issuance costs,net	537	-				537
Other	202	6	(6)			202
Total other assets	5,511	6	(6)	4,890		10,401

	$94,175	$3,030	$(3,030)	$9,389		$103,564

Current Liabilities
Current maturities of long-term debt	$1,832	$47	$(47)	$1,169	(7)	$3,001
Revolving line of credit	-	300	(300)			-
Accounts payable	17,015	1,177	(1,177)	2,809	(2)	19,824
Accrued and other current liabilities	2,906	61	(61)			2,906
Accrued income taxes	1,086	-				1,086
Total current liabilities	22,839	1,585	(1,585)	3,978		26,817

Other Liabilities
Long-term debt, less current maturities	47,968	340	(340)	4,911	(7)	52,879
Asset retirement obligations	172	-				172
Deferred income taxes	1,501	-				1,501
Total other liabilities	49,641	340	(340)	4,911		54,552

Stockholders' Equity
Preferred stock	-					-
Common stock	14	-	-		(3)	14
Paid-in capital	17,399	74	(74)	500	(3)	17,899
Retained earnings	4,282	1,031	(1,031)			4,282
Total stockholders' equity	21,695	1,105	(1,105)	500		22,195

	$94,175	$3,030	$(3,030)	$9,389		$103,564

United Fuel & Energy Corporation
PRO FORMA CONDENSED STATEMENT OF INCOME - UNAUDITED
Year ended December 31, 2006
(In thousands)

			Pro Forma
	United	Reamax	Adjustments		Pro Forma
Revenue	$335,741	$38,448			$374,189

Cost of Sales	294,387	34,439			328,826

Gross Profit	41,354	4,009	-		45,363

Expenses
Operating, general and administrative	31,242	2,873			34,115
Depreciation and amortization	2,012	83	5	(4)	2,100
Total expenses	33,254	2,956	5		36,215

Operating income	8,100	1,053	(5)		9,148

Other income (expense)
Interest expense	(4,612)	(19)	(416)	(5)	(5,047)
Amortization of debt issue costs and other	(474)	-			(474)
Other income (expense), net	322	31			353
Total other income (expense)	(4,764)	12	(416)		(5,168)

Income before income taxes	3,336	1,065	(421)		3,980

Income tax expense	1,349		195	(6)	1,544
Net income	$1,987	$1,065	$(616)		$2,436

Cumulative preferred stock dividend	$737		$-		737

Net income applicable to common equity	$1,250	$1,065	$(616)		$1,699

Net income per share applicable to
common equity:
Basic	$0.09				$0.12
Diluted	$0.09				$0.11

Weighted average common shares outstanding:
Basic	13,375		385	(8)	13,760
Diluted	22,063		385	(8)	22,448

United Fuel & Energy Corporation
NOTES TO PRO FORMA CONDENSED BALANCE SHEET AND STATEMENT OF INCOME - UNAUDITED

BASIS OF PRESENTATION:
The unaudited pro forma condensed balance sheet as of December 31, 2006, and condensed statement of income of United Fuel & Energy Corporation ("United Fuel") for the year ended December 31, 2006, have been prepared to give effect to the acquisition of substantially all of the assets of Reamax Oil Company, Inc. and its affiliate, Wayne Transportation, Inc. ("Reamax"). The acquired assets included accounts receivable, inventory and property, plant and equipment. The acquisition was effective May 1, 2007.

The pro forma condensed statement of income includes the complete operations of Reamax with pro forma adjustments to reflect depreciation based upon the allocated purchase price of the assets, eliminate Reamax interest expense, reflect income tax expense on reported Reamax income not originally recorded because of its Subchapter S status and to reflect income taxes on the pro forma adjustments.

The pro forma condensed balance sheet has been prepared to give effect to the acquisition as if such transaction had taken place on December 31, 2006, and the pro forma condensed statement of income as if such transaction had taken place on January 1, 2006.

PRO FORMA ENTRIES:

(1)	To eliminate the historical balance sheet of Reamax.

(2)	To record the preliminary allocated values of the Reamax assets.

(3)	To reflect the issuance of 384,616 shares of $0.001 par value common stock issued in connection with the acquisition of the Reamax assets.

(4)	To reflect incremental depreciation based upon the preliminary allocated purchase cost of assets acquired.

(5)
To eliminate Reamax interest expense and reflect effect of additional interest expense associated with issuance of a promissory note and a new term loan in connection with the acquisition of the Reamax assets.

(6)	To reflect income tax expense on Reamax operations not originally reflected because of its Subchapter S status and to reflect the income tax effect of other pro forma entries.

(7)	To reflect issuance of a promissory note to sellers and a new term loan to lenders in connection with the acquisition of the Reamax assets.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED FUEL & ENERGY CORPORATION

Date: May 15, 2007	By:	/s/ Bobby W. Page
Bobby W. Page
Vice-President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
23.1*	Consent of Independent Registered Public Accounting Firm

* Filed herein.